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18006119

SEC Mail Processing Section

MAR 01 2018

Washington DC 408

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pictet Overseas Inc.

OFFICIAL USE ONLY
36500
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 de la Gauchetière West, Suite 3100
(No. and Street)

Montréal	Québec	H3B 4W5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Zavitsanos / David Parsons — 514-350-6232 / 514-350-6263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250, René-Levesque Blvd West, Suite 2800	Montréal	Québec	H3B 4Y1
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mary Zavitsanos / David Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pictet Overseas Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President / Executive Vice President

Title

Claudia Gourde, Lawer, Québec Bar# 247643-6

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Audit attestation to the firm's exemption from SEC Rule 5c3-3, paragraph (k)(2)(i).
- ☑ (p) Exemption Report under SEA Rule 17a-5(d)(4).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☑ (q) Schedule od Customer Segregated Funds

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

Pictet Overseas Inc.

Financial Statements
December 31, 2017
(expressed in US dollars)

February 27, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pictet Overseas Inc. (the "Company") as of December 31, 2017, and the related statements of changes in shareholder's equity, of income and comprehensive income and of cash flows for the year then ended December 31, 2017, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Supplemental Information

The accompanying Schedule of Computation of Net Capital is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

Pictet Overseas Inc.
Statement of Financial Condition
As of December 31, 2017

(expressed in US dollars)

	2017 $	2016 $
Assets		
Current assets		
Cash and cash equivalents	4,539,576	3,308,005
Cash segregated for benefit of customers	2,200,000	-
Short-term deposits (note 4)	12,000,000	14,800,000
Accounts receivable	866,018	75,675
Derivative financial assets (notes 5 and 13)	400,630	419,845
Due from customers	556,901	54,220
Due from correspondents	286,137	2,141,006
Prepaid expenses	244,359	166,235
Income taxes receivable	404,994	-
	21,498,615	20,964,986
Liabilities		
Current liabilities		
Accounts payable and accrued charges	176,645	285,842
Due to customers	200,000	2,193,396
Due to non-customers	2,064,853	-
Due to correspondents	551,141	-
Income taxes payable	-	9,595
	2,992,639	2,488,833
Shareholder's Equity		
Redeemable preferred shares (note 6)	5,000,000	5,000,000
Common shares (note 6)	5,000,000	5,000,000
Retained earnings	8,505,976	8,476,153
	18,505,976	18,476,153
	21,498,615	20,964,986

Approved by the Board of Directors

_______________ Director _______________ Director

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2017

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2015	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	8,464,775	18,664,775
Net income for the year	-	-	-	-	-	-	1,361,378	1,361,378
Dividends paid to Class A shares	-	-	-	-	-	-	(1,350,000)	(1,350,000)
Balance as at December 31, 2016	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	8,476,153	18,476,153
Net income for the year	-	-	-	-	-	-	29,823	29,823
Dividends paid to Class A shares	-	-	-	-	-	-	-	-
Balance as at December 31, 2017	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	8,505,976	18,505,976

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Income and Comprehensive Income

For the year ended December 31, 2017

(expressed in US dollars)

	2017 $	2016 $
Revenue		
Commissions (note 7)	6,095,660	7,025,510
Other Income (note 8)	910,643	22,058
Unrealized gain in fair value of derivative financial instruments	400,630	419,845
Interest	112,649	44,638
	7,519,582	7,512,051
Expenses		
Personnel (note 12)	3,330,847	1,727,485
Operating (note 9)	2,950,479	2,852,213
General and administrative (note 10)	1,192,910	1,092,259
Interest	3,458	856
	7,477,694	5,672,813
Net income before income taxes	41,888	1,839,238
Provision for income taxes (note 11)	12,065	477,860
Net income and comprehensive income for the year	29,823	1,361,378

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.
Statement of Cash Flows
For the year ended December 31, 2017

(expressed in US dollars)

	2017 $	2016 $
Cash flows from		
Operating activities		
Net income for the year	29,823	1,361,378
Adjustment for		
Changes in fair value of derivative financial instruments	19,215	(26,297)
Operating cash flows before working capital changes	49,038	1,335,081
Changes in non-cash operating working capital items		
Cash segregated for benefit of customers	(2,200,000)	-
Accounts receivable	(790,343)	22,068
Due from customers	(502,681)	827,208
Due from correspondents	1,854,869	(2,141,006)
Prepaid expenses	(78,124)	11,242
Income taxes receivable	(404,994)	5,124
Accounts payable and accrued charges	(109,197)	80,674
Due to customers	(1,993,396)	1,647,775
Due to non-customers	2,064,853	-
Due to correspondents	551,141	(334,388)
Income taxes payable	(9,595)	(14,003)
Net cash provided by operating activities	(1,568,429)	1,439,775
Investing activities		
Acquisition of short-term deposits	(160,100,000)	(179,600,000)
Redemption of short-term deposits	162,900,000	180,300,000
Net cash provided by (used in) investing activities	2,800,000	700,000
Financing activities		
Dividends paid	-	(1,350,000)
Increase in cash and cash equivalents during the year	1,231,571	789,775
Cash and cash equivalents – Beginning of year	3,308,005	2,518,230
Cash and cash equivalents – End of year	4,539,576	3,308,005
Supplementary information		
Interest paid	3,458	855
Income taxes paid	420,894	494,197

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Organization and nature of business

Pictet Overseas Inc. (the "Company") was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. The Company is an affiliate of Banque Pictet & Cie S.A., "BPSA".

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) in 53 US states and territories and as an approved futures commission merchant (FCM) with the Commodities Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation (SIPC), and the National Futures Association (NFA).

The Company provides trade execution services for global equities, fixed income, equity options, foreign exchange, domestic and foreign listed derivative products, and foreign currency forward contracts.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under accounting principles generally accepted in the United States of America (US GAAP).

The financial statements are prepared and presented in US dollars, which is also the Company's functional currency.

Management estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers that no significant estimates are made in the context of the financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits.

Cash segregated for the benefit of customers

Cash segregated for the benefit of customers represents cash segregated and held in separate accounts in accordance with Regulation 1.20 - Customer Segregated accounts under Sections 4d(a) and 4d(b), and Regulation 30.7 - Customer Secured Account under Section 4(b) of the Commodity Exchange Act (CEA).

Due from and to customers

Receivables from and payables to customers include amounts due on cash and margin on futures transactions, failed and not settled equity trades pending settlement.

(expressed in US dollars)

Due from and to non-customers

Receivables from and payables to non-customers include amounts due on cash and margin transactions of Banque Pictet & Cie SA ("BPSA") trading for its own account through the Company.

Due to and from correspondents

The amounts due to and from correspondents include failed trades pending settlement and include initial and variation margin balances associated with open derivatives positions.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Revenue recognition

Commission revenue earned from commission based services is accounted for on a trade date basis when the service is performed. On its riskless principal trades, the Company recognizes a spread on the transaction which is reflected in the statement of income and comprehensive income or at fair value through net income (FVTNI) for open foreign currency forward contracts on trade date.

Agency and principal transactions

In its capacity as a broker-dealer, the Company's main business activity is to offer brokerage services on a delivery versus payment basis and as such, does not hold customer funds or securities. The Company's product offering includes equities, fixed income, equity options, foreign exchange and foreign currency forward contracts. The Company acts as agent when executing client transactions with the exception of fixed income and foreign exchange spot and forward transactions. As agent, the Company is acting only in a broker capacity, purchasing or selling the securities against receipt of payment or delivery of stock from the client's custodian.

For fixed income and foreign exchange spot and forward transactions, the Company acts as a riskless principal and enters into back to back trades between itself, its counterparty and its client, and earns a spread on the transaction. The Company accepts foreign exchange orders and enters into forward contracts on foreign exchange only from customers for whom BPSA is the custodian. The Company hedges all of its foreign exchange orders back to back exclusively with BPSA thus eliminating any counterparty credit risk as BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty.

Non-clearing futures commission merchant

In its capacity as a FCM, the Company provides trade execution services for domestic and foreign listed derivative products. The Company is non-clearing FCM and clears its trades through a clearing FCM. The Company acts as custodian for its customers' derivative transactions.

(expressed in US dollars)

Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date. Revenues and expenses denominated in a foreign currency are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of income and comprehensive income.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial condition when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Estimated fair value of financial instruments

The Company values its financial instruments using a hierarchy of fair values that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

There were no material transfers between Level 1 and Level 2 during the year ended December 31, 2017 and December 31, 2016.

Derivatives

Derivative contracts can be exchange-traded or over the counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company defines an active market based on the liquidity of the product. OTC derivatives are valued using market transactions and other market evidence whenever possible including market-based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

The Company's derivative financial assets are classified as fair value hierarchy level 2.

(expressed in US dollars)

Classification of financial assets and financial liabilities

Financial assets and liabilities are classified in one the following categories: FTVNI or loans and receivables. Financial liabilities are classified as other.

Financial assets designated at FVTNI comprise derivative financial instruments. These financial instruments are recorded at fair value, with changes in fair value recorded in net income and comprehensive income for the year.

Financial assets designated as loans and receivables comprise cash and cash equivalents, cash segregated for benefit of customer, short-term deposits, accounts receivable, due from customers and due from correspondents. These financial assets are recorded at amortized cost, net of impairment losses, if any.

Financial liabilities comprise accounts payable and accrued charges, due to customers, due to non-customers and due to correspondents. These financial liabilities initially recognized at fair value are recorded at amortized cost.

3 Recent accounting pronouncements

a) ASU No. 2014-09, No. 2016-08 and No. 2016-20, Revenues from Contracts with Customers (Topic 606)

The FASB and IASB (the Boards) have issued largely converged standards on revenue recognition. ASU No. 2014-09 affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

(expressed in US dollars)

As a result of the issuance of ASU 2015-14, ASU 2014-09 is effective for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company does not expect the new standards to impact the financial statements.

b) ASU No. 2015-17 – Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes

In November 2015, the FASB issued ASU No. 2015-17, which require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position.

The amendments apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments.

The amendments are effective for the Company's financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of its pending adoption of ASU 2015-17 on its financial statements.

c) ASU No. 2016-01 – Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU No. 2016-01, which eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, requires the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation in other comprehensive income of the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the organization has elected to measure the liabilities in accordance with the fair value option, requires the separate presentation of financial assets and financial liabilities by measurement category and for form of financial asset on the balance sheet or the accompanying notes to the financial statements and clarifies that the reporting organization should evaluate the need for a valuation allowance on a deferred tax asset related to available for sale securities in combination with the organization's other deferred tax assets.

ASU 2016-01 is effective in annual periods beginning after December 15, 2018. Earlier adoption is generally not permitted, except for certain specific provisions of ASU 2016-01. The Company is currently evaluating the impact of this guidance; however, it is not expected to have a material impact on the Company's financial statements.

d) ASU No. 2016-02 – Leases

In February 2016, the FASB issued ASU No. 2016-02. The ASU requires, among other things, a lessee to recognize assets and liabilities associated with the rights and obligations attributable to most leases but also recognize expenses similar to current lease accounting. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The new guidance must be adopted using a modified retrospective transition and provides for certain practical expedients. The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its financial statements.

(expressed in US dollars)

e) ASU No. 2016-15 – Statement of Cash Flows (Topic 320)

In August 2016, the FASB issued ASU No. 2016-15. The ASU addresses eight specific cash flow issues and clarifies their presentation and classification in the Statement of Cash Flows. The ASU is effective for fiscal years beginning after December 15, 2017 and is to be applied retrospectively with early adoption permitted. The Company is currently evaluating the impact of its pending adoption of ASU 2016-15 on its financial statements.

4 Short-term deposits

As at December 31, 2017, the Company as two short-term deposits in the amounts of $8,500,000 and $3,500,000 bearing interest at 1.07% and 1.00%, respectively, and maturing on January 5 and 19, 2018, respectively.

5 Derivative financial instruments

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative contracts may be contracts which are privately negotiated and referred to as OTC Derivatives, or actively traded on an exchange.

Substantially all of the Company's derivative transactions are entered into on behalf of its customers.

Forward contracts

The Company accepts foreign exchange orders from and enters into foreign currency forward contracts with customers. These transactions are riskless principal transactions. The Company hedges all of its foreign exchange orders back to back exclusively with BPSA thus controlling market risk.

In all circumstances, BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty. Therefore, the counterpart credit risk is almost entirely eliminated as BPSA is the Company's counterpart for both the derivative asset and liability. These back to back transactions are offset and only the resulting spread is reflected in the statement of financial condition and in the statement of income and comprehensive income.

Other derivative financial instruments

Other derivative financial instruments result mainly from transactions on behalf of customers in which the Company contracts with counterparties on the market.

(expressed in US dollars)

The fair value of the derivative financial instruments netted in the statement of financial condition (see note 13) is as follows:

					2017
			Contract volume		
	Fair value Derivative assets $	Fair value Derivative liabilities $	Exchange traded $	OTC $	TOTAL $
Foreign exchange					
Forward contracts by maturity					
Under 3 months	238,241	-	-	10,129,011,651	10,129,011,651
Between 3 and 6 months	122,231	-	-	4,750,282,501	4,750,282,501
Between 6 and 9 months	38,534	-	-	1,522,065,086	1,522,065,086
Between 9 and 12 months	1,624	-	-	3,400,000	3,400,000
Total financial instruments	**400,630**	**-**	**-**	**16,404,759,238**	**16,404,759,238**

					2016
			Contract volume		
	Fair value Derivative assets $	Fair value Derivative liabilities $	Exchange traded $	OTC $	TOTAL $
Foreign exchange					
Forward contracts by maturity					
Under 3 months	282,851	-	-	8,986,688,535	8,986,688,535
Between 3 and 6 months	136,994	-	-	4,796,077,253	4,796,077,253
Between 6 and 9 months	-	-	-	18,614,271	18,614,271
Total financial instruments	**419,845**	**-**	**-**	**13,801,380,059**	**13,801,380,059**

6 Capital stock

Authorized, unlimited as to number

- Class A common shares, voting
- Class B common shares, non-voting
- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends.
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends.

(expressed in US dollars)

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends.

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends.

Issued and fully paid

	2017 $	2016 $
2,500,000 Class C preferred shares	2,500,000	2,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	10,000,000	10,000,000

7 Commissions

	2017 $	2016 $
Brokerage commissions	4,301,016	5,171,426
Foreign exchange market	1,791,915	1,854,084
Commodities	2,729	
	6,095,660	7,025,510

8 Other income

	2017 $	2016 $
FCM minimum fee (note 12)	872,000	-
Rebate and other revenues	38,643	22,058
	910,643	22,058

(expressed in US dollars)

9 Operating expenses

	2017 $	2016 $
Stock exchange and related expenses	905,851	834,878
Commissions reallowances	130,092	-
Information services and subscriptions	1,744,946	1,728,915
Membership fees	157,626	146,119
Licences and software maintenance	9,915	12,768
Loss on foreign exchange	2,049	129,533
	2,950,479	2,852,213

10 General and administrative expenses

	2017 $	2016 $
Management fees	785,522	672,669
Professional and other fees	222,908	210,587
General office expenses	103,152	158,844
Travel, meals & entertainment	81,328	50,159
	1,192,910	1,092,259

11 Current income taxes

Rate reconciliation: Statutory to effective tax rate

	2017 $	2016 $
Income before income taxes	41,888	1,839,238
Income taxes at statutory rate at 26.8% (2016 – 26.9%)	11,226	494,755
Permanent items		
Non-deductible meals	2,508	3,684
Non-deductible interests	838	547
Other reconciliation items		
True-up difference from prior years and other	(2,507)	(21,126)
Provision for income taxes	12,065	477,860

(expressed in US dollars)

12 Related party transactions and balances

All transactions and balances with related parties are with entities under common ownership. The balance sheet includes the following related party balances:

	2017 $	2016 $
Assets		
Cash and cash equivalents	26,011	46,096
Accounts receivable	587,620	13,979
Due from correspondents	-	2,141,006
Liabilities		
Accounts payable and accrued charges	4,951	28,401
Due to non-customers	2,064,853	-
Due to correspondents	497,616	-

The statement of income and comprehensive income includes the following related party transactions:

	2017 $	2016 $
Revenue		
Commissions	3,792,988	4,613,302
FCM minimum fee	872,000	-
Commodities commissions and fees	2,729	-
Expenses		
Personnel	3,328,251	1,727,485
Operating	165,430	100,225
General and administrative	785,522	672,669

The Company clears its North American equity trades through Pictet Canada L.P. and its European and international (with few exceptions) equity trades through BPSA. Commissions are collected by Pictet Canada L.P. and BPSA at the settlement date and remitted to the Company.

During the year, the Company paid clearing fees to Pictet Canada L.P. These are included in operating expenses. Similarly, the Company paid trade execution fees to Pictet Canada L.P. and BPSA.

The Company has entered into a service level agreement with Pictet Canada L.P. Under the terms of this agreement, the Company earns commissions for execution services rendered on US equities, options and fixed income.

The Company has entered into an expense sharing agreement with Pictet Canada L.P. for administrative and accounting services. Under the terms of this agreement, the Company reimburses a portion of personnel and general administrative services to Pictet Canada L.P.

(expressed in US dollars)

The Company has entered into a service agreement with Pictet & Cie Group SCA. Under the terms of this agreement, the Company is invoiced for various services provided by Pictet & Cie Group SCA. The amount paid is included in general and administrative expenses.

The Company has entered into a service level agreement with BPSA whereby it collects a minimum annual fee for the services it provides as a futures commission merchant. This fee is reviewed and agreed upon annually.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the Company.

Key management personnel

Key management personnel comprise the President and certain key senior officers of the Company who are dually employed by the Company and an affiliated entity, Pictet Canada L.P. A service level agreement specifies the allocation costs based on services provided and on a formula which takes into account trading volumes in each respective entitiy. The amounts presented in the statement of income and comprehensive income represent the personnel expenses charged to the Company by Pictet Canada L.P.

Key management personnel compensation for employment services rendered for the years ended December 31 is as follows:

	2017 $	2016 $
Fixed salaries and benefits	655,274	388,549
Variable incentive-based compensation	827,456	582,154

No other transactions were conducted with key management personnel.

13 Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial condition where the Company currently has a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. In the normal course of business, the Company enters into various netting agreements or other similar arrangements that do not meet the criteria for offsetting in the statement of financial condition but still allow for the related amounts to be set off in certain circumstances, such as bankruptcy or the termination of the contracts.

Amounts receivable from customers and clearing houses as well as amounts payable to customers and clearing houses are subject to master netting agreements that meet the criteria for statement of financial condition netting.

(expressed in US dollars)

The following table presents the recognized financial assets, financial liabilities and derivative instruments that are offset, or subject to enforceable master netting arrangements or other similar agreements but not offset, as at December 31, 2017 and 2016, and shows in the "Net amounts" column what the impact would be on the Company's statement of financial condition of all set-off rights exercised.

	2017			2016		
	Gross amount of recognized financial instruments $	Amounts offset $	Net amounts presented in the statement of financial position $	Gross amount of recognized financial instruments $	Amounts offset $	Net amounts presented in the statement of financial position $
Financial assets						
Derivative financial assets	115,018,634	114,618,004	400,630	199,952,056	199,532,211	419,845
Due from client	-	-	-	98,306	44,086	54,220
Due from correspondents	-	-	-	2,239,362	98,356	2,141,006
	115,018,634	114,618,004	400,630	202,289,724	199,674,653	2,615,071
Financial liabilities						
Derivative financial liabilities	114,618,004	114,618,004	-	199,532,211	199,532,211	-

14 Financial instruments and risk management

Fair value

The Company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk arises from its short-term deposits, accounts receivable and derivative financial assets. The maximum exposure of the Company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

(expressed in US dollars)

	2017 $	2016 $
Cash and cash equivalents	4,539,576	3,308,005
Cash segregated for benefit of customers	2,200,000	-
Short-term deposits	12,000,000	14,800,000
Accounts receivable	866,018	75,675
Derivative financial assets	400,630	419,845
Due from customers	556,901	54,220
Due from correspondents	286,137	2,141,006
Maximum exposure	20,849,262	20,798,751

The Company's financial instruments are with other major financial institutions which have a Prime-1 credit rating from Moody's. Consequently, management considers the risk of counterparties defaulting on their obligations to be remote.

As of December 31, 2017 and 2016, there was no amount of receivables in default.

The Company's exposure to credit risk is negligible on principal trades as the Company acts as a riskless principal and does not take a position in the security but rather enters into back to back principal trade between itself, its counterparty and its client.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet a demand for cash or fund its obligations as they come due. The Company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that are held with a Canadian chartered bank and have maturities of up to 12 months. The Company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits for a period of up to 12 months.

The contractual terms to maturity of the financial liabilities owed by the Company as of December 31, 2017 and 2016 are all due within three months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The Company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits held with a Canadian chartered bank with maturities of up to 12 months and with BPSA in derivative financial instruments with maturities of up to 12 months.

(expressed in US dollars)

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company does not incurs interest rate risk on its financial instruments recorded at amortized cost since they bear interest at fixed rates.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31 are as follows:

			2017			2016
	EUR	CA$	Other	EUR	CA$	Other
Cash and cash equivalents	14,686	27,941	1,404	51,026	87,026	40,106
Cash segregated for benefit of customers	-	-	-	-	-	-
Accounts receivable	510	264,849	102	3,640	50,478	871
Due from customers	-	929	167	506	-	-
Derivative financial assets	8,270	-	347,485	12,026	202	295,587
Income taxes receivable		404,994				
Accounts payable and accrued charges	-	(39,969)	-	-	(22,594)	-
Due to correspondents	-	-	-	(506)	-	-
Income taxes payable	-	-	-	-	(9,595)	-
	23,466	658,744	349,158	66,692	105,517	336,564

Based on the above net exposures as of December 31, 2017 and 2016, and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $ 32,937 (2016 – $5,275) respectively in net income.

15 Capital management

The Company's capital comprises capital stock and retained income.

As a member of FINRA and the NFA, the Company is subject to minimum net capital requirements of both regulators, which are as follows:

(expressed in US dollars)

The Company must maintain a minimum net capital equal to the greater of :

a) $1,000,000,
b) 8% of the amount of client's risk maintenance margin and,
c) $6^{2/3}$ % of the firm's aggregate indebtedness.

It is also required that the Company's "aggregate indebtedness" not exceed 1,500% of "net capital".

The Company's management monitors the capital of the Company to ensure that it has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the Company may issue additional shares or pay out dividends. On a daily basis, the Company computes and monitors its excess net capital and compares the current balance to the projected capital and prior days' amounts.

In its capacity as broker-dealer, the Company does not hold client funds; however, if inadvertently received, the Company promptly forwards all funds and securities received. Accordingly, the Company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In its capacity as FCM, the Company acts as custodian for its customers' derivative transactions. The Company is required to segregate and hold in separate accounts all funds received to margin the trades or contracts of customers in regulated commodities and cleared OTC Derivatives. As at December 31, 2017, for customers trading on U.S. commodity exchanges pursuant to Section 4d(a) of the CEA, segregated funds exceeded such requirement by $1,500,000. As at December 31, 2017, for customers trading outside of the U.S. pursuant to Regulation 30.7 of the CEA, the Company held funds in separate accounts labeled as secured accounts that exceeded such requirement by $500,000.

In 2017, the Company continued unchanged its 2016 strategy, which was to maintain its excess net capital at substantially greater than the minimum net capital required. As of December 31, 2017, the Company's aggregate indebtedness and net capital were $2,992,639 and $16,504,294 respectively (2016 - $2,488,833 and $17,266,098 respectively), giving a result of 18.1% (2016 – 14.4%).

16 Commitments and Contingencies

The Company accrues loss contingencies if it is probable that a loss will result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency will occur, the Company only discloses the contingency. As at December 31, 2017, no contingencies existed (December 31, 2016: None).

17 Comparative figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

Pictet Overseas Inc.

Schedule of Computation of Net Capital

As of December 31, 2017

(expressed in US dollars)

	2017 $	2016 $
Net Capital		
Capital stock	10,000,000	10,000,000
Retained earnings	8,505,976	8,476,153
	18,505,976	18,476,153
Accounts receivable (non-allowable portion)	859,331	72,350
Prepaid expenses	244,359	166,235
Income taxes recoverable	404,994	-
Derivative financial assets	400,630	419,845
Haircut on foreign currency	5,219	12,028
Haircut on short-term investments	-	-
Haircut on failed trades	87,149	539,597
	2,001,682	1,210,055
	16,504,294	17,266,098
Aggregate indebtedness		
Accounts payable and accrued charges	176,645	285,842
Due to customers	200,000	2,193,396
Due to non-customers	2,064,853	-
Due to correspondents	551,141	-
Income taxes payable	-	9,595
	2,992,639	2,488,833
Aggregate indebtedness as percentage of net capital	18.1%	14.4%

Statement pursuant to paragraph d(4) of Rule 17a-5

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31,2017 FOCUS Report as originally filed on January 25, 2018 and amended and resubmitted on February 27, 2018.

WINJAMMER FILING

INITIAL
End Date:12/29/2017
Firm Name:PICTET OVERSEAS INC
Form:Daily Seg - FOCUS II

INITIAL
End Date:12/29/2017
Firm Name:PICTET OVERSEAS INC
Form:Daily Seg - FOCUS II

Daily Segregation - Cover Page

Name of Company	**PICTET OVERSEAS INC**
Contact Name	**Edite Das Neves**
Contact Phone Number	**514-350-6234**
Contact Email Address	**edasneves@pictet.com**
FCM's Customer Segregated Funds Residual Interest Target (choose one):	
a. Minimum dollar amount: ; or	**1,500,000**
b. Minimum percentage of customer segregated funds required:% ; or	**0**
c. Dollar amount range between:and; or	**0 0**
d. Percentage range of customer segregated funds required between:% and%.	**0 0**
FCM's Customer Secured Amount Funds Residual Interest Target (choose one):	
a. Minimum dollar amount: ; or	**500,000**
b. Minimum percentage of customer secured funds required:% ; or	**0**
c. Dollar amount range between:and; or	**0 0**
d. Percentage range of customer secured funds required between:% and%.	**0 0**
FCM's Cleared Swaps Customer Collateral Residual Interest Target (choose one):	
a. Minimum dollar amount: ; or	**0**
b. Minimum percentage of cleared swaps customer collateral required:% ; or	**0**
c. Dollar amount range between:and; or	**0 0**
d. Percentage range of cleared swaps customer collateral required between:% and%.	**0 0**
Current ANC:on	**16,895,216 30-NOV-2017**
Broker Dealer Minimum	**1,000,000**
Debit/Deficit - CustomersCurrent AmountGross Amount	
Domestic Debit/Deficit	**0**
Foreign Debit/Deficit	**0 0**
Debit/Deficit - Non CustomersCurrent AmountGross Amount	
Domestic Debit/Deficit	**0 0**
Foreign Debit/Deficit	**0 0**
Proprietary Profit/Loss	
Domestic Profit/Loss	**0**
Foreign Profit/Loss	**0**
Proprietary Open Trade Equity	
Domestic OTE	**0**
Foreign OTE	**0**
SPAN	
Customer SPAN Calculation	**0**
Non-Customer SPAN Calcualation	**24,800**
Proprietary Capital Charges	**0**
Minimum Dollar Amount Requirement	**1,000,000** [7465]
Other NFA Dollar Amount Requirement	**0** [7475]

INITIAL
End Date:12/29/2017
Firm Name:PICTET OVERSEAS INC
Form:Daily Seg - FOCUS II
Daily Segregation - Secured Amounts

	Foreign Futures and Foreign Options Secured Amounts	
	Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder	**0** [7305]
1.	Net ledger balance - Foreign Futures and Foreign Option Trading - All Customers	
	A. Cash	**0** [7315]
	B. Securities (at market)	**0** [7317]
2.	Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade	**0** [7325]
3.	Exchange traded options	
	a. Market value of open option contracts purchased on a foreign board of trade	**0** [7335]
	b. Market value of open contracts granted (sold) on a foreign board of trade	**0** [7337]
4.	Net equity (deficit) (add lines 1. 2. and 3.)	**0** [7345]
5.	Account liquidating to a deficit and account with a debit balances - gross amount	**0** [7351]
	Less: amount offset by customer owned securities	**0** [7352] **0** [7354]
6.	Amount required to be set aside as the secured amount - Net Liquidating Equity Method (add lines 4 and 5)	**0** [7355]
7.	Greater of amount required to be set aside pursuant to foreign jurisdiction (above) or line 6.	**0** [7360]
	FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS	
1.	Cash in banks	
	A. Banks located in the United States	**500,000** [7500]
	B. Other banks qualified under Regulation 30.7	**0** [7520] **500,000** [7530]
2.	Securities	
	A. In safekeeping with banks located in the United States	**0** [7540]
	B. In safekeeping with other banks qualified under Regulation 30.7	**0** [7560] **0** [7570]
3.	Equities with registered futures commission merchants	
	A. Cash	**0** [7580]
	B. Securities	**0** [7590]
	C. Unrealized gain (loss) on open futures contracts	**0** [7600]
	D. Value of long option contracts	**0** [7610]
	E. Value of short option contracts	**0** [7615] **0** [7620]
4.	Amounts held by clearing organizations of foreign boards of trade	
	A. Cash	**0** [7640]
	B. Securities	**0** [7650]
	C. Amount due to (from) clearing organization - daily variation	**0** [7660]
	D. Value of long option contracts	**0** [7670]
	E. Value of short option contracts	**0** [7675] **0** [7680]
5.	Amounts held by members of foreign boards of trade	
	A. Cash	**0** [7700]
	B. Securities	**0** [7710]
	C. Unrealized gain (loss) on open futures contracts	**0** [7720]
	D. Value of long option contracts	**0** [7730]
	E. Value of short option contracts	**0** [7735] **0** [7740]
6.	Amounts with other depositories designated by a foreign board of trade	**0** [7760]
7.	Segregated funds on hand	**0** [7765]
8.	Total funds in separate section 30.7 accounts	**500,000** [7770]
9.	Excess (deficiency) Set Aside for Secured Amount (subtract line 7 Secured Statement Page 1 from Line 8)	**500,000** [7380]
10.	Management Target Amount for Excess funds in separate section 30.7 accounts	**500,000** [7780]
11.	Excess (deficiency) funds in separate 30.7 accounts over (under) Management Target	**0** [7785]

INITIAL
End Date:12/29/2017
Firm Name:PICTET OVERSEAS INC
Form:Daily Seg - FOCUS II
Daily Segregation - Segregation Statement

	SEGREGATION REQUIREMENTS(Section 4d(2) of the CEAct)	
1.	Net ledger balance	
	A. Cash	**200,000** [7010]
	B. Securities (at market)	**0** [7020]
2.	Net unrealized profit (loss) in open futures contracts traded on a contract market	**0** [7030]
3.	Exchange traded options	
	A. Add market value of open option contracts purchased on a contract market	**0** [7032]
	B. Deduct market value of open option contracts granted (sold) on a contract market	**0** [7033]
4.	Net equity (deficit) (add lines 1, 2 and 3)	**200,000** [7040]
5.	Accounts liquidating to a deficit and accounts with	
	debit balances - gross amount	**0** [7045]
	Less: amount offset by customer securities	**0** [7047] **0** [7050]
6.	Amount required to be segregated (add lines 4 and 5)	**200,000** [7060]
	FUNDS IN SEGREGATED ACCOUNTS	
7.	Deposited in segregated funds bank accounts	
	A. Cash	**1,700,000** [7070]
	B. Securities representing investments of customers' funds (at market)	**0** [7080]
	C. Securities held for particular customers or option customers in lieu of cash (at market)	**0** [7090]
8.	Margins on deposit with derivatives clearing organizations of contract markets	
	A. Cash	**0** [7100]
	B. Securities representing investments of customers' funds (at market)	**0** [7110]
	C. Securities held for particular customers or option customers in lieu of cash (at market)	**0** [7120]
9.	Net settlement from (to) derivatives clearing organizations of contract markets	**0** [7130]
10.	Exchange traded options	
	A. Value of open long option contracts	**0** [7132]
	B. Value of open short option contracts	**0** [7133]
11.	Net equities with other FCMs	
	A. Net liquidating equity	**0** [7140]
	B. Securities representing investments of customers' funds (at market)	**0** [7160]
	C. Securities held for particular customers or option customers in lieu of cash (at market)	**0** [7170]
12.	Segregated funds on hand	**0** [7150]
13.	Total amount in segregation (add lines 7 through 12)	**1,700,000** [7180]
14.	Excess (deficiency) funds in segregation (subtract line 6 from line 13)	**1,500,000** [7190]
15.	Management Target Amount for Excess funds in segregation	**1,500,000** [7194]
16.	Excess (deficiency) funds in segregation over (under) Management Target Amount Excess	**0** [7198]

INITIAL
End Date:12/29/2017
Firm Name:PICTET OVERSEAS INC
Form:Daily Seg - FOCUS II

Daily Segregation - Supplemental

-	Total gross margin deficiencies - Segregated Funds Origin	0 [9100]
-	Total gross margin deficiencies - Secured Funds Origin	0 [9101]
-	Total gross margin deficiencies - Cleared Swaps Customer Collateral Funds Origin	0 [9102]
-	Total gross margin deficiencies - Noncustomer and Proprietary Accounts Origin	0 [9103]
-	Total number of accounts contributing to total gross margin deficiencies - Segregated Funds Origin	0 [9104]
-	Total number of accounts contributing to total gross margin deficiencies - Secured Funds Origin	0 [9105]
-	Total number of accounts contributing to the total gross margin deficiencies - Cleared Swaps Customer Collateral Funds Origin	0 [9106]
-	Total number of accounts contributing to the total gross margin deficiencies - Noncustomer and Proprietary Accounts Origin	0 [9107]
-	Upload a copy of the firm's daily margin report the FCM uses to issue margin calls which corresponds with the reporting date.	
		Margin calls - Client.PDF
	Number of customers who traded a virtual currency derivatives contract (including closed out positions):	0 [VC01]
	Number of non-customers who traded a virtual currency derivatives contract (including closed out positions):	0 [VC02]
	Total open long virtual currency derivatives positions:	0 [VC03]
	Total open short virtual currency derivatives positions:	0 [VC04]

INITIAL
End Date:12/29/2017
Firm Name:PICTET OVERSEAS INC
Form:Daily Seg - FOCUS II
Daily Segregation - Swaps Statement

STATEMENT OF CLEARED SWAPS CUSTOMER SEGREGATION REQUIREMENTS AND
FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS UNDER 4D(F) OF THE CEA

	Cleared Swaps Customer Requirements	
1.	Net ledger balance	
	A. Cash	0 [8500]
	B. Securities (at market)	0 [8510]
2.	Net unrealized profit (loss) in open cleared swaps	0 [8520]
3.	Cleared swaps options	
	A. Market value of open cleared swaps option contracts purchased	0 [8530]
	B. Market value of open cleared swaps option contracts granted (sold)	0 [8540]
4.	Net Equity (deficit) (add lines 1, 2, and 3)	0 [8550]
5.	Accounts liquidating to a deficit and accounts with debit balances - gross amount	0 [8560]
	Less: amount offset by customer owned securities	0 [8570] 0 [8580]
6.	Amount required to be segregated for cleared swaps customers (add lines 4 and 5)	0 [8590]
	Funds in Cleared Swaps Customer Segregated Accounts	
7.	Deposited in cleared swaps customer segregated accounts at banks	
	A. Cash	0 [8600]
	B. Securities representing investments of cleared swaps customers' funds (at market)	0 [8610]
	C. Securities held for particular cleared swaps customers in lieu of cash (at market)	0 [8620]
8.	Margins on deposit with derivatives clearing organizations in cleared swaps customer segregated accounts	
	A. Cash	0 [8630]
	B. Securities representing investments of cleared swaps customers' funds (at market)	0 [8640]
	C. Securities held for particular cleared swaps customers in lieu of cash (at market)	0 [8650]
9.	Net settlement from (to) derivatives clearing organizations	0 [8660]
10.	Cleared swaps options	
	A. Value of open cleared swaps long option contracts	0 [8670]
	B. Value of open cleared swaps short option contracts	0 [8680]
11.	Net equities with other FCMs	
	A. Net liquidating equity	0 [8690]
	B. Securities representing investments of cleared swaps customers' funds (at market)	0 [8700]
	C. Securities held for particular cleared swaps customers in lieu of cash (at market)	0 [8710]
12.	Cleared swaps customer funds on hand	
	A. Cash	0
	B. Securities representing investments of cleared swaps customers' funds (at market)	0
	C. Securities held for particular cleared swaps customers in lieu of cash (at market)	0 0 [8715]
13.	Total amount in cleared swaps customer segregation (add lines 7 through 12)	0 [8720]
14.	Excess (deficiency) funds in cleared swaps customer segregation (subtract line 6 from line 13)	0 [8730]
15.	Management Target Amount for Excess funds in cleared swaps segregated accounts	0 [8760]
16.	Excess (deficiency) funds in cleared swaps customer segregated accounts over (under) Management	0 [8770]

pwc

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
408

February 27, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

We have reviewed Pictet Overseas Inc.'s (the "Company") assertions, included in the accompanying Pictet Overseas Inc Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period from January 1, 2017 to December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period from January 1, 2017 to December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

1000 de la Gauchetière West
Suite 3100
Montreal, Quebec H3B 4W5
Canada

Tel. 514 288 8161
Fax 514 288 5472
Toll free 1 800 561 6286

Pictet Overseas Inc.

PICTET
1805

February 27, 2018

Pictet Overseas Inc. – Exemption Report

Pictet Overseas Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CF.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 D.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company state4s the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3; (k)(2)(i);

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2017 without exception .

On behalf of Pictet Overseas Inc.

We David Parsons and Mary Zavitsanos affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

David Parsons
Executive Vice President

Mary Zavitsanos, CPA, CA
Senior Vice President

pwc

February 27, 2018

Report of Independent Accountants

To the Board of Directors of Pictet Overseas Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Pictet Overseas Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Pictet Overseas Inc. for the year ended December 31, 2017, solely to assist the specified parties in evaluating Pictet Overseas Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Pictet Overseas Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 21, 2017 in the amount of $5,879 ($20 bank fee) and February 26, 2018 in the amount of $4,148 ($20 bank fee) from RBC account number USD 407-266-6. No differences were noted.
2. Compared the Total Revenue amount reported on page 7, line 12 of every Form X-17A-5 (FOCUS report) submitted for each quarter of 2017 (Q1 $2,141,433 – Q2 $1,765,258 – Q3 $2,062,501 – Q4 $1,566,826 – Total $7,536,018) to the Total revenue amount of $7,536,018 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017. No difference noted.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. No adjustments reported on page 2, items 2b.
    b. Adjustment on 2c
        i. (2) of $2,729 due to revenues from commodity transactions
        ii. (8) of $872,000 due to FCM Minimum Fees (obtained supporting invoice)
        iii. (9)(i) of $3,458 due to interest expense.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $6,657,831 and $9,987 respectively of the Form SIPC-7. No differences noted.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2016 on which it was originally computed. No differences noted.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Pictet Overseas Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

47285 FINRA DEC
PICTET OVERSEAS INC
1000 DE LA GAUCHETIERE W STE 3100
MONTREAL, QUEBEC H3B 4W5
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edite Das Neves 514-350-6234

2. A.	General Assessment (item 2e from page 2)		$ 9,987
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 21, 2017 Date Paid		(5,859)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 4,128
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,128	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pictet Overseas Inc.
(Name of Corporation, Partnership or other organization)

Edite Das Neves Edite Das Neves
(Authorized Signature)

Dated the 26 day of February , 20 18 .

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 7,536,018
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		2,729
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
FCM minimum fees (Deductions in excess of $100,000 require documentation)		872,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 3,458	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		3,458
Total deductions		878,187
2d. SIPC Net Operating Revenues		$ 6,657,831
2e. General Assessment @ .0015		$ 9,987

(to page 1, line 2.A.)

1000 de la Gauchetière West
Suite 3100
Montreal, Quebec H3B 4W5
Canada
Tel. 514 288 8161
Fax 514 288 5472
Toll free 1 800 561 6286

Pictet Overseas Inc.

PICTET
1805

February 23, 2018

Banque Pictet & Cie S.A.
Attention: Mr. Daniel Wanner
Chief Operating Officer
Route des Acacias 60
1211 Genève 73
SWITZERLAND

Dear Mr. Wanner:

Re: FCM – Minimum Fee

In accordance with our understanding and agreement, please find attached our final invoice from Pictet Overseas Inc. for BPSA's Minimum FCM fee for the year ended December 31, 2017.

Kindly arrange for payment to us by depositing the amount due of **USD 222,000** to our **USD** account at the Royal Bank of Canada. (see details attached)

Should you have any questions or should you require copies of the original invoices for your files, please do not hesitate to contact the undersigned.

Sincerely,

Mary Zavitsanos
Senior Vice-President

David Parsons
Executive Vice-President

Enclosures

PICTET
1805

February 23, 2018

Banque Pictet & Cie S.A.
Route des Acacias 60
1211 Genève 73
SWITZERLAND

ATTN: Mr. Daniel Wanner

Reference: FCM Minimum fees

Period: January 1st to December 31st, 2017

Minimum fee for Future Commissions Merchant services received	USD 872,000
Less instalment payments received:	(650,000)
Balance due:	**USD 222,000**

Pay through:
JP Morgan Chase
New York, NY
ABA#: 021000021
Swift Code/BIC: CHASUS33

For Credit:
RBC Royal Bank, Toronto
Toronto, Ontario
Swift Code/BIC : ROYCCAT2
For Further Credit
RBC Royal Bank
1, Place Ville-Marie
Montreal, Quebec
Transit : 00001-003
Account : 407-266-6
Beneficiary : Pictet Overseas Inc.

pwc

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

February 27, 2018

To the Board of Directors of
Pictet Overseas Inc.:

In planning and performing our audit of the financial statements of Pictet Overseas Inc. (the Company) as of and for the year ended December 31, 2017, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness [or aggregate debits] and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Determining compliance with the exemptive provisions of Rule 15c3-3
3. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.
4. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
5. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer's securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

pwc

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2017 to meet the SEC's and CFTC's objectives.

pwc

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parti

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840